As filed with the Securities and Exchange Commission on March 17, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ACTIVCARD S.A.

(Name of Subject Company (Issuer))

ACTIVCARD S.A.

(Name of Filing Person (offeror, issuer))

COMMON SHARES, PAR VALUE EURO 1.00 PER SHARE

AND

AMERICAN DEPOSITORY SHARES

(Title of Class of Securities)

COMMON SHARES, ISIN FR0004151314

AMERICAN DEPOSITORY SHARES, CUSIP 00505N109

(CUSIP Number of Class of Securities)

STEVEN HUMPHREYS

CHIEF EXECUTIVE OFFICER

ACTIVCARD S.A.

6623 Dumbarton Circle

Fremont, California 94555

Telephone: (510) 574-0100

Facsimile: (510) 574-0135

(Name, address and telephone number of persons authorized

to receive notices and communications on behalf of filing persons)

Copy to:

STEPHEN C. FERRUOLO, ESQ.

HELLER EHRMAN WHITE & MCAULIFFE LLP

4350 La Jolla Village Drive, 7th Floor

San Diego, California 92122

Telephone: (858) 450-8400

Facsimile: (858) 450-8499

Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
N/A	N/A

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐         third-party tender offer subject to Rule 14d-1.

☒        issuer tender offer subject to Rule 13e-4.

☒        going-private transaction subject to Rule 13e-3.

☐         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

PRESS RELEASE

ActivCard S.A. Announces Intent to

Repurchase Non-Tendered ActivCard S.A. Shares

SURESNES, France, March 17, 2003 — ActivCard S.A., a subsidiary of ActivCard Corp. (Nasdaq: ACTI; Nasdaq Europe: ACTI), today announced that it intends to seek shareholder approval for a reduction in its share capital for the purpose of repurchasing a total of up to two (2) million ordinary shares and American depositary shares (“ADSs”) of ActivCard S.A., which represents the approximate number of securities currently held by holders other than ActivCard Corp. The share repurchase will give the ActivCard S.A. security holders who did not tender their securities in the ActivCard Corp. public exchange offer, which closed on February 3, 2003, the opportunity to dispose of their ActivCard S.A. securities. ActivCard Corp. will not tender its shareholdings of ActivCard S.A in this offer, and this repurchase offer does not involve any repurchase of ActivCard Corp. shares.

In order to approve the reduction in capital and share repurchase, ActivCard S.A. will call an extraordinary shareholders’ meeting that is expected to be held on May 15, 2003. The ActivCard S. A. shareholders’ meeting will deliberate on the following agenda: A reduction in its share capital and a repurchase of up to two (2) million ordinary shares and ADSs at a per share price intended to be equal to ActivCard Corp. shares’ prior trading day closing price as reported on Nasdaq. ActivCard S.A. currently intends to keep the offering period open for at least 20 business days following its shareholders’ meeting.

About ActivCard

ActivCard, www.activcard.com, is the leader in IDentity Management (IDM) software for remote access, single sign-on and digital ID card solutions. Our scalable IDM and strong authentication solutions are trusted by organizations — from enterprise to governments around the world. ActivCard IDM systems deliver maximum Return On Identity(TM) (ROI) through increased security, reduced cost, and user convenience. The modular product design allows our customers to add capabilities as required, preserving their investment.

NOTE: ActivCard is a registered trademark and ActivCard Return on Identity is a trademark of ActivCard in the United States and/or other countries. All other trademarks are the property of their respective owners in the United States and/or other countries.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with the intended tender offer and risks identified in the company’s filings with the SEC. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of ActivCard S.A. The solicitation of offers to buy securities of ActivCard S.A. will only be made pursuant to a tender offer statement (including an offer to purchase, the related form of acceptance and letter of transmittal and other offer documents), which will be delivered to all of the holders of common shares and ADSs of ActivCard S.A., at no expense to them. The tender offer statement (including an offer to purchase, the related form

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of acceptance and letter of transmittal and other offer documents) to be filed with the U.S. Securities and Exchange Commission will be also available for no charge from ActivCard and at the SEC’s web site at www.sec.gov. We urge investors to read these documents because they will contain important information regarding ActivCard and the tender offer.

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